April 24th , 2006

Dr Karen Russ

Pilkington plc

Group Licencing Manager

Prescoat Road, St. Helens

Merseyside WA103TT

England

Dear Karen:

Pursuant to our recent conversations and considering the current phase of our negotiation process regarding the potential extension or renewal of the two (2) April 1, 1999 Float Licence and Whole Line Technical Assistance Agreements executed by and between Pilkington PLC and originally, Vitro Flotado, S.A. de C.V. and Vidrio Plano de Mexico, S.A. de C.V. (jointly referred to as the "Agreements"), Vitro Vidrio y Cristal, S.A. de C.V. as assignee and current Licensee of the Agreements, hereby proposes to extend the duration of both Agreements, including any amendments thereto and applicable Side Letters, from April 30 which is the date of expiration of the extension agreed on December 9th, 2005, until July 31st, 2006, agreeing to maintain the effect and validity of all of the other existing terms and conditions set forth in such Agreements. Consequently upon Pilkington's acknowledgement and agreement to this proposal, the definition of "Term of the Agreement" (Article I, Section O of the Agreement originally executed by Vitro Flotado, S.A. de C.V. and Section M of the Agreement originally executed by Vidrio Plano de Mexico, S.A. de C.V.) would read as follows:

"Term of the Agreement" means the period commencing on 1st April, 1999 and ending on 31st July, 2006 (or ending on such earlier date on which this Agreement may be terminated as herein provided)."

Consistent with the terms of Article VII Section D of the Agreements, we are positive that this proposed extension should allow us the necessary time to finalize the process of considering and evaluating a possible extension, amendment or even an entirely new agreement.

Please sign or have an authorized person sign this letter to evidence Pilkington plc's agreement with this extension proposal of the Agreements of reference through April 30, 2006.

Sincerely,

____________________

Miguel Gutierrez M. de E.

Vitro Vidrio y Cristal, S.A. de C.V.

Acknowledge and agreed by Pilkington plc,

____________________

By: _______________

Date: _______________